Exhibit (a)(5)(C)

National Bank Holdings Corporation Announces Final Results of Self Tender Offer
NBHC will acquire 4,651,163 shares at $21.50 per share

GREENWOOD VILLAGE, Colo., - August 10, 2015 - National Bank Holdings Corporation (NYSE: NBHC) (“NBHC” or the “Company”) announced today the final results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, New York City time, on Friday, July 31, 2015.

Based on the final count by the depositary for the tender offer, NBHC accepted for payment an aggregate of 4,651,163 shares at a price of $21.50 per share for an aggregate purchase price of approximately $100 million.  These shares represent approximately 13.3 percent of the shares issued as of August 6, 2015.  Because the number of shares tendered at or below the $21.50 purchase price (or by shareholders electing to tender at the ultimate purchase price determined under the tender offer terms) exceeds the amount that NBHC offered to purchase, the resulting proration factor, after giving effect to the priority for “odd lots,” is approximately 91.32%.

The tender offer was made pursuant to an Offer to Purchase dated July 6, 2015 and the related Letter of Transmittal, by which NBHC offered to purchase up to $100.0 million of its Class A common stock at a price per share not less than $19.60 and not greater than $22.50, which documents were filed with the Securities and Exchange Commission on July 6, 2015.

NBHC may purchase additional shares in the future in the open market subject to market conditions and private transactions, tender offers or otherwise. Under applicable securities laws, however, NBHC may not repurchase any shares until August 14, 2015. Whether NBHC makes additional repurchases in the future will depend on many factors, its business and financial performance and situation, the business and market conditions at the time, including the price of the shares, and other factors the company considers relevant.

Keefe, Bruyette & Woods, Inc. is the dealer manager and information agent for the tender offer. The depositary is American Stock Transfer & Trust Company, LLC. Wachtell, Lipton, Rosen & Katz is NBHC’s legal counsel for the tender offer.  Any questions with regard to the tender offer may be directed to the dealer manager and information agent toll-free at 877-892-9475.

About National Bank Holdings Corporation

National Bank Holdings Corporation is a bank holding company created to build a leading community bank franchise delivering high-quality client service and committed to shareholder results. National Bank Holdings Corporation operates a network of 101 banking centers located in Colorado, the greater Kansas City region and Texas. Through its subsidiary, NBH Bank, N.A., it operates under the following brand names: Community Banks of Colorado in Colorado, Bank Midwest in Kansas and Missouri, and Hillcrest Bank in Texas. Additional information about National Bank Holdings Corporation can be found at www.nationalbankholdings.com.

Forward Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements contain words such as “anticipate,” “believe,” “can,” “would,” “should,” “could,” “may,” “predict,” “seek,” “potential,” “will,” “estimate,” “target,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “intend” or similar expressions that relate to the Company’s strategy, plans or intentions. Forward-looking statements involve certain important risks, uncertainties and other factors, any of which could cause actual results to differ materially from those in such statements. Such factors include, without limitation, the “Risk Factors” referenced in our most recent Form 10-K filed with the Securities and Exchange Commission (SEC), other risks and uncertainties listed from time to time in our reports and documents filed with the SEC, and the following additional factors: ability to execute our business strategy; business and economic conditions; economic, market, operational, liquidity, credit and interest rate risks associated with the Company’s business; effects of any changes in trade, monetary and fiscal policies and laws; changes imposed by regulatory agencies to increase capital standards; effects of inflation, as well as, interest rate, securities market and monetary supply fluctuations; changes in consumer spending, borrowings and savings habits; the Company’s ability to identify potential candidates for, consummate, integrate and realize operating efficiencies from, acquisitions; the Company’s ability to successfully convert core operating systems, at the estimated cost, without significant business interruption and to realize the anticipated benefits; the Company’s ability to achieve organic loan and deposit growth and the composition of such growth; changes in sources and uses of funds; increased competition in the financial services industry; the effect of changes in accounting policies and practices; the share price of the Company’s stock; the Company’s ability to realize deferred tax assets or the need for a valuation allowance; continued consolidation in the financial services industry; ability to maintain or increase market share and control expenses; costs and effects of changes in laws and regulations and of other legal and regulatory developments; technological changes; the timely development and acceptance of new products and services; the Company’s continued ability to attract and maintain qualified personnel; ability to implement and/or improve operational management and other internal risk controls and processes and reporting system and procedures; regulatory limitations on dividends from the Company’s bank subsidiary; changes in estimates of future loan reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; widespread natural and other disasters, dislocations, political instability, acts of war or terrorist activities, cyberattacks or international hostilities; impact of reputational risk; and success at managing the risks involved in the foregoing items. The Company can give no assurance that any goal or plan or expectation set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements. The forward-looking statements are made as of the date of this press release, and the Company does not intend, and assumes no obligation, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law.

Contact:

Analysts/Institutional Investors: Brian Lilly, Chief Financial Officer, (720) 529-3315, blilly@nationalbankholdings.com

Media: Whitney Bartelli, Chief Marketing Officer, (816) 298-2203, whitney.bartelli@nbhbank.com